UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tsingda eEDU Corporation
(Name of Issuer)

Ordinary Share, par value $0.000384 per share
(Title of Class of Securities)

G9113Q 100
(CUSIP Number)

MA Platform, Inc.
2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9113Q 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MA Platform, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Schedule 13D relates to ordinary shares, par value $0.000384 per share (the “Ordinary Share”), of Tsingda eEDU Corporation, a Cayman Islands company (the “Company”). The Company’s principal executive office is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, China, 100040.

Item 2.	Identity and Background.

This Schedule 13D is being filed by MA Platform, Inc. (formerly known as AMI Corporation, the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The business address of the Reporting Person is 2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan.

The Reporting Person is a corporation formed under the laws of Japan. The principal business of the Reporting Person is investment. Akira Mori is its chairman and Masaki Murata is its president. Both Akira Mori and Masaki are Japanese. The business address of Akira Mori and Masaki Murata is 2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On July 12, 2011, the Company entered into a definitive Securities Purchase Agreement with the Reporting Person. Under the Securities Purchase Agreement, the Company sold 3,000,000 Ordinary Shares to the Reporting Person at the price of $4.56 per share receiving total cash proceeds of $13,680,000. The transaction was closed on August 9, 2011.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Ordinary Shares reported in Item 5 below solely for its own account for the purpose of investment. The Reporting Person intends to continuously review its investment in the Company, and may in the future determine to (i) dispose of all or a portion of the securities of the Company owned by it from time to time in public or private transactions, (ii) acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change its investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Person specifically reserves the right to change its intentions at any time with respect to any or all of such matters, as it deems appropriate. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Company’s financial condition, business, operations and prospects, other developments concerning the Company generally, other business opportunities available to the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Company, and other relevant factors.

Other than as described herein, as of the date of event which requires filing of this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a)     and (b). The calculation of the following percentage is based on 37,629,862 Ordinary Shares of the Company as of August 9, 2011.

As of the date of event which requires filing of this Schedule 13D, the Reporting Person directly holds and has the sole voting and dispositive power over 3,000,000 Ordinary Shares, representing approximately 7.97% of the outstanding Ordinary Shares.

(c)     Other than this transaction, there were no transactions in the Ordinary Shares effected during the past 60 days by the Reporting Person.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
10.1	Securities Purchase Agreement dated July 12, 2011 by and between Tsingda

eEDU Corporation and MA Platform, Inc. (formerly known as AMI Corporation) (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K Current Report filed on July 26, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2013

MA PLATFORM, INC.
By: /s/ Masaki Murata
Name: Masaki Murata
Title: President

EXHIBIT INDEX

Exhibit No.	Description
10.1

Securities Purchase Agreement dated July 12, 2011 by and between Tsingda eEDU Corporation and MA Platform, Inc. (formerly known as AMI Corporation) (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K Current Report filed on July 26, 2011).

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